
05011125

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dentsu Inc.



*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5241 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/12/05

82-5241

(Summary English Translation)

May 17, 2005

Annual Report Release for the Fiscal Year ended March 31, 2005 (Consolidated)

Dentsu Inc.
Code number: 4324
(URL http://www.dentsu.co.jp/)
Representative: Tateo Mataki
President & COO
Attn.: Kohji Kobayashi
Senior Manager of
Corporate Communications Department

Stock Exchanges:
Tokyo Stock Exchange
Location of head office: Tokyo

3-31-05
ARS

Telephone number: (03) 6216-8041

Board Meeting Date: May 17, 2005
U.S. Accounting Principles: Not applicable

1. Consolidated Financial Results (from April 1, 2004 through March 31, 2005)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Net Sales	Operating Income	Ordinary Income
Year ended March 31, 2005	¥1,910,469 million (9.2%)	¥57,603 million (23.4%)	¥59,265 million (25.7%)
Year ended March 31, 2004	¥1,749,110 million (3.3%)	¥46,687 million (-0.7%)	¥47,140 million (4.0%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Stockholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Net Sales
Year ended March 31, 2005	¥27,532 million (-10.8%)	¥10,110.45	¥9,931.97	5.7%	4.9%	3.1%
Year ended March 31, 2004	¥30,881 million (34.5%)	¥22,682.94	¥22,581.77	6.8%	4.0%	2.7%

(Note)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2005: 800 million yen
   Year ended March 31, 2004: -73 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2005: 2,695,358 shares
   Year ended March 31, 2004: 1,348,218 shares

3. *Changes in accounting treatment: Not Applicable*
4. *The percentage figures which appear in Net Sales, Operating Income, Ordinary Income and Net Income are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Stockholders' Equity	Ratio of Stockholders' Equity to Assets	Stockholders' Equity per Share
Year ended March 31, 2005	¥1,240,037 million	¥491,855 million	39.7%	¥182,367.25
Year ended March 31, 2004	¥1,189,094 million	¥469,621 million	39.5%	¥348,230.90

(Note) Total number of outstanding shares at the end of the fiscal year (consolidated):
Year ended March 31, 2005: 2,695,356 shares
Year ended March 31, 2004: 1,347,680 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash used in Investing Activities	Net Cash provided by (used in) Financing Activities	Net Cash and Cash Equivalents at End of Year
Year ended March 31, 2005	¥14,681 million	-¥8,289 million	¥1,006 million	¥69,901 million
Year ended March 31, 2004	¥35,829 million	¥9,881 million	-¥51,508 million	¥62,384 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 103

Number of non-consolidated subsidiaries to which equity method is applicable: 0

Number of affiliated companies to which equity method is applicable: 20

(5) Changes in the scope of consolidation and application of the equity method

Consolidated (New): 10 (Exception): 6
Equity Method (New): 4 (Exception): 2

2. Forecast of Consolidated Financial Results (from April 1, 2005 through March 31, 2006)

	Net Sales	Ordinary Income	Net Income
Interim	¥946,479 million	¥21,748 million	¥11,236 million
Annual	¥1,959,106 million	¥59,299 million	¥30,724 million

(Reference)
Estimated net income per share (annual): 11,398.87 yen

* Since the forecast of financial results has been prepared based on certain conditions which we deem to be reasonable at this point, actual financial results may be substantially different from the forecast above due to various factors.

(Summary English Translation)

May 17, 2005

Outline of Non-Consolidated Financial Statement
for the Fiscal Year ended March 31, 2005

Dentsu Inc.
Code number: 4324
(URL http://www.dentsu.co.jp/)
Representative: Tateo Mataki
President & COO
Attn.: Kohji Kobayashi
Senior Manager of
Corporate Communications Department

Stock Exchanges:
Tokyo Stock Exchange
Location of head office: Tokyo

Telephone number: (03) 6216-8041

Board Meeting Date: May 17, 2005
Scheduled Date for Commencement of
Payment of Dividends: June 30, 2005
Unit Share System: Not applicable

Interim Dividends: Applicable
General Meeting of Shareholders:
June 29, 2005

1. Financial Results (from April 1, 2004 through March 31, 2005)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Net Sales	Operating Income	Ordinary Income
Year ended March 31, 2005	¥1, 531,939 million (9.2%)	¥41,717 million (19.3%)	¥49,261 million (22.4%)
Year ended March 31, 2004	¥1,402,533 million (2.5%)	¥34,975 million (-13.7%)	¥40,249 million (-2.9%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Stockholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Net Sales
Year ended March 31, 2005	¥26,321 million (-12.0%)	¥9,748.28	¥9,740.55	6.0%	4.5%	3.2%
Year ended March 31, 2004	¥29,924 million (29. 5%)	¥22,164.20	¥22,163.04	7.3%	3.8%	2.9%

(Note)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2005: 2,695,358 shares
   Year ended March 31, 2004: 1,348,218 shares
2. *Changes in accounting treatment: Not applicable*

3. *The percentage figures which appear in Net Sales, Operating Income, Ordinary Income and Net Income are compared to prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Stockholders' Equity
		Interim	Annual			
Year ended March 31, 2005	¥1,500.00	¥500.00	¥1,000.00	¥4,043 million	15.4%	0.9%
Year ended March 31, 2004	¥1,000.00	¥500.00	¥500.00	¥1,347 million	4.5%	0.3%

(3) Financial Condition

	Total Assets	Stockholders' Equity	Ratio of Stockholders' Equity to Assets	Stockholders' Equity per Share
Year ended March 31, 2005	¥1,105,635 million	¥448,276 million	40.5%	¥166,297.19
Year ended March 31, 2004	¥1,069,741 million	¥426,396 million	39.9%	¥316,361.56

(Note)

1. *Total number of outstanding shares at the end of the fiscal year:*
   Year ended March 31, 2005: 2,695,356 shares
   Year ended March 31, 2004: 1,347,680 shares
2. *Total number of treasury stocks at the end of the fiscal year:*
   Year ended March 31, 2005: 86,483 shares
   Year ended March 31, 2004: 43,239 shares

2. Forecast of Financial Results (from April 1, 2004 through March 31, 2006)

				Dividend per Share		
	Net Sales	Ordinary Income	Net Income	Interim	Annual	
Interim	¥776,895 million	¥23,119 million	¥14,561 million	¥1,000.00	-	-
Annual	¥1,582,849 million	¥46,775 million	¥28,362 million	-	¥1,000.00	¥2,000.00

(Reference)
Estimated net income per share (annual): 10,522.54 yen

* Since the forecast of financial results has been prepared based on certain conditions which we deem to be reasonable at this point, actual financial results may be substantially different from the forecast above due to various factors.

(Summary English Translation)

June 29, 2005

TO OUR SHAREHOLDERS:

Dentsu Inc.
8-1, Higashi-Shimbashi 1-chome,
Minato-ku
Tokyo, Japan

Tateo Mataki
President and Chief Executive Officer

Notice of Resolutions at the 156th Ordinary General Meeting of Shareholders

This is to inform you that the following matters were reported and resolved at the Company's 156th Ordinary General Meeting of Shareholders.

Particulars

Matters to be reported:

1. Report on Operations, Balance Sheet and Statement of Income for the 156th fiscal year from April 1, 2004 to March 31, 2005.

   We reported the contents of the above statements of account.

2. Consolidated Balance Sheet and Consolidated Statement of Income, and auditing results of Consolidated Statements audited by Accounting Auditors and the Board of Corporate Auditors, for the 156th fiscal year from April 1, 2004 to March 31, 2005.

   We reported the contents of the above statements of account and their auditing results.

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 156th fiscal year.

The agendum was approved and adopted as presented.
(Dividend income ¥1,000 per share)

Agendum No. 2: : Election of sixteen Directors

The following members were reelected and approved as presented.

Director	Tateo Mataki
Director	Tetsu Nakamura
Director	Ko Matsumoto
Director	Tatsuyoshi Takashima
Director	Isao Maruyama
Director	Takehiko Kimura
Director	Hiromori Hayashi
Director	Kimiharu Matsuda
Director	Michio Niiyama
Director	Haruyuki Takahashi
Director	Ryuichi Mori
Director	Itsuma Wakasugi
Director	Setsuo Kamai
Director	Kunihiko Tainaka
Director	Jun Sakakibara
Director	Toyohiko Yamanouchi

Jun Sakakibara and Toyohiko Yamanouchi are external directors as provided for in Item 7-2, Paragraph 2 of Article 188 of the Commercial Code.

The following members were reelected as Members of the Board by a resolution of the meeting of the Board of Directors after the close of the Shareholders' Meeting.

President and Chief Executive Officer	Tateo Mataki
Executive Vice President	Tetsu Nakamura
Executive Vice President	Ko Matsumoto
Executive Vice President	Tatsuyoshi Takashima
Senior Managing Director	Isao Maruyama
Senior Managing Director	Takehiko Kimura
Senior Managing Director	Hiromori Hayashi
Managing Director	Kimiharu Matsuda
Managing Director	Michio Niiyama
Managing Director	Haruyuki Takahashi
Managing Director	Ryuichi Mori
Managing Director	Itsuma Wakasugi
Executive Director	Setsuo Kamai
Executive Director	Kunihiko Tainaka
Executive Director	Jun Sakakibara
Executive Director	Toyohiko Yamanouchi

Furthermore, Executive Officers were elected and approved as follows by a resolution of the same meeting of the Board of Directors.

Senior Executive Officer	Sachio Demura
Senior Executive Officer	Koichi Mizuno
Senior Executive Officer	Toichi Ogitani
Senior Executive Officer	Norichika Koyama
Senior Executive Officer	Hiroshi Matsuzaki
Senior Executive Officer	Takehiko Joju
Senior Executive Officer	Tadashi Ishii
Senior Executive Officer	Tadahiko Nawa
Senior Executive Officer	Yoji Kiyohara
Senior Executive Officer	Tatsuya Tanaka
Senior Executive Officer	Masuo Tachibana
Senior Executive Officer	Kazuyoshi Nobuhara
Executive Officer	Shinzo Okamoto
Executive Officer	Osamu Fujiwara
Executive Officer	Tetsuo Machida

Executive Officer	Yasushi Matsushita
Executive Officer	Kotaro Sugiyama
Executive Officer	Fumio Higuchi
Executive Officer	Yoshihide Nakamoto
Executive Officer	Tomoharu Tsuruda
Executive Officer	Shoichi Kishida (newly appointed)
Executive Officer	Haruo Kurami (newly appointed)
Executive Officer	Hiroshi Nishimura (newly appointed)

DIVIDEND PAYMENT FOR THE 156TH FISCAL YEAR

How to receive the dividends is described.

(Summary English Translation)

Business Report for the 156th Fiscal Period

April 1, 2004 through March 31, 2005

Dentsu Inc.

Compliments from the Company

In recent years, the business environment surrounding the Dentsu Group, including social and economic factors, has changed drastically. Many of our clients are adopting global perspectives in their businesses and are actively investing and expanding operations, particularly in Asia where future growth is expected. Demand for advertising services is becoming increasingly sophisticated and complex, and it is necessary to ensure effective and efficient supply of consistent services. In addition, media is undergoing drastic changes with the diffusion of mobile and broadband services and ground wave digital broadcasting. The competitive environment surrounding the advertising industry is also evolving, and market reorganization and global competition are increasing.

As the business environment changes dramatically, we are positioning ourselves ahead of the times, and we will expand profit-making opportunities as a true "Partner in Creating Value" for clients, media content and consumers. Further, it is our sincere wish to fulfill our corporate social responsibilities by winning the trust and appreciation of all of our stakeholders including our shareholders, clients and employees, and by maximizing our corporate value.

Financial Results for the Fiscal Year Ended March 31, 2005

During the fiscal year ended March 31, 2005, despite some lingering sluggishness, there were major improvements in corporate profits and a recovery in the employment environment, and the Japanese economy continued to recover, based principally on private sector demand. The growth rate of nominal GDP increased by 0.7% year-on-year, which is an increase for two consecutive years (according to the announcement made by the government on May 17, 2005).

In the advertising industry, reflecting the recovery in the Japanese economy, strongly positive factors such as the ATHENS 2004 Olympic Games and growth of consumption resulting from Japan's summer heat wave further increased advertising demand. As a result, our survey shows that advertising expenditures in Japan for the 2004 calendar year amounted to 5,857.1 billion yen (+3.0% year on year), the first increase in four years. Expenditures in the four principal mass media advertising markets exceeded those in the previous year, and internet advertising expenditures also substantially increased due to the diffusion of broadband.

At the 2005 World Exposition, Aichi, Japan, which opened on March 25, 2005 and is scheduled to run for 185 days, the Dentsu Group is making comprehensive efforts to promote its business, and a major contribution has already been made to business results for the fiscal year ended March 31, 2005.

As a result of pursuing a wide range of sales efforts and business activities, for the fiscal year ended March 31, 2005, we posted consolidated billings (net sales) of 1,910,469 million yen (+9.2% year on year); gross profit of 317,902 million yen (+8.1%); operating income of 57,603 million yen (+23.4%); ordinary income of 59,265 million yen (+25.7%); and net income of 27,532 million yen (-10.8%), with both billings (net sales) and gross profit being the best in Dentsu's history.

Net income decreased due to the absence of the gain on return of the substitutional portion of the employees' pension fund, which amounted to 12,729 million yen, which was posted as extraordinary income in the previous fiscal year.

Outlook for the Fiscal Year Ending March 31, 2006

According to the government's forecast (as set forth in a January 21, 2005 cabinet resolution), the Japanese economy is expected to continue its trend of gradual recovery for the fiscal year ending March 31, 2006, with the growth rate of nominal GDP expected to grow 1.3% compared to the previous fiscal year. Meanwhile, the Japan Center for Economic Research estimates that the gross advertising expenditures will continue to grow, with on increase of 1.1% compared to the previous fiscal year (as of March 2005).

For the foregoing reasons, Dentsu forecasts that its consolidated financial results for the fiscal year ending March 31, 2006 will be billings (net sales) of 1,959,106 million yen (+2.5% year on year); ordinary income of 59,299 million yen (+0.1%); and net income of 30,724 million yen (+11.6%).

Medium-term Corporate Strategy of the Dentsu Group

We have defined the domestic advertising market, advertising-related markets, new markets and overseas markets as the "four markets" and we will respond to client needs in each market, realize integrated business solutions that will mutually connect such markets and strive to become a company that will continuously be selected by clients. By providing distinctive integrated services only the Dentsu Group can provide, we have enhanced our profitability and raised our corporate value. In the years ahead, we intend to utilize the resources and strength of the Dentsu Group as a whole from a "Group & Global" viewpoint.

First, within the domestic advertising market, based on firm relationships built upon long-term trust with our clients and the media, the Dentsu Group will meet client requirements for greater sophistication and respond to the diversifying media as a "Partner in Creating Value" in order to ensure our share expansion and growth.

Second, within advertising-related markets, we will expand the provision and utilization of new types of sales promotion and analytical tools by initiating promotions based on developments in information technology and the use of data to achieve the optimized strategies.

Third, in new markets, by connecting entertainment and content of particularly high public interest, such as sporting events, movies and animations, as exemplified by the Olympic Games and the FIFA World Cup™, with various types of advertising and marketing activities, we plan for composite development.

Fourth and finally, in overseas markets, we will intensively allocate our business resources, with particular focus on Asia, where high growth is expected. We will continue to provide clients with global services centered on our network throughout Japan, the U.S. and Europe, which was established through our alliance with Publicis Groupe SA, one of the mega-agencies which deploy advertising business globally.

In order to develop an infrastructure to support our growth strategies for the above four markets, we will continuously promote management reform with three principles; "Human Resources Development", "Environment Creation" and Organization Building", and structural reform of costs responding to changes in the business environment.

For the Dentsu Group's businesses, human resources such as creativity, ideas and knowledge are the key to our competitive advantage. With the aim of a "Strong Dentsu Group", we promote "Human Resources Development" that can support the creation of value. A next-generation management information system which supports decision making has also been developed and established as "Environment Creation", which supports value creation activities. From the viewpoint of system construction that is capable of contributing to growth in consolidated figures, we will review the formation of the whole Dentsu Group and seek to restructure and strengthen it as "Organization Building". By fulfilling our corporate social responsibility (CSR) commitment, we also seek to contribute to the building of a better society and the invigoration of the economy.

We look forward to your continued support.

June 29, 2005

Business Development of the 156th Fiscal Period

Acquisition of broadcasting rights for the FIFA World Cup™.

We acquired the Japanese broadcasting rights for championships and the world cup hosted by FIFA. The Dentsu Group will continuously invest in rights related to such sporting content and will strive to generate new business opportunities.

Winner of the Grand Prize at the "tokyo.interactive.ad.awards.jp".

We won the grand prize and the gold medal at the Third "tokyo. interactive. ad. awards. jp" for our production of "Slam Dunk", a major comic series. The "tokyo.interactive.ad.awards.jp" is an advertising award that the Japan Internet Advertising Association (JIAA) presents to help promote greater development of internet advertising.

Strengthening of Asian offices and extension of services.

Dentsu's emphasis on strengthening its offices and networks, and expansion of its share in the Asian market is described.

Attendance at "Howl's Moving Castle" is second of all time.

Attendance at "Howl's Moving Castle" has become second highest of all time among Japanese movies, next to "Spirited Away". Our income has increased due to involvement with a number of major films. We strive to enhancement business opportunities by strengthening our relationships with foreign content production and sales companies.

Leading edge of the advertising business.
The true value of event marketing.

Opening of 2005 World Exposition, Aichi, Japan

The Dentsu Group's engagement in the 2005 World Exposition, Aichi, Japan ("Expo"), is described.

Leader of Value Creation

The Dentsu Group's business activities held outside the Expo site in connection with the Expo are described.

Presenting the 21st Century's Message to the World

The principle of the Expo and Dentsu's determination to support the Expo are described.

Principal Management Index

Charts of net sales, operating income, return on equity, operating margin, total assets and return on assets and total stockholders' equity and stockholders' equity ratio for the past five fiscal years are provided.

Highlights of Consolidated Financial Results

(Unit: millions of yen, %)

	The 152nd Fiscal Period ended March, 2001	The 153rd Fiscal Period ended March, 2002	The 154th Fiscal Period ended March, 2003	The 155th Fiscal Period ended March, 2004	The 156th Fiscal Period ended March, 2005
Net sales	1,814,309	1,789,432	1,692,947	1,749,110	1,910,469
Gross profit	301,885	293,920	285,815	294,044	317,902
Operating income	72,500	61,168	46,999	46,687	57,603
Net income	41,368	27,457	22,963	30,881	27,532
Total assets	1,137,590	1,097,192	1,187,300	1,189,094	1,240,037
Total stockholder's equity	404,318	441,171	442,093	469,621	491,855
Operating margin	24.0	20.8	16.4	15.9	18.1
Return on equity (ROE)	11.0	6.5	5.2	6.8	5.7
Return on assets (ROA)	6.8	5.5	4.1	3.9	4.7
Stockholders' Equity ratio	35.5	40.2	37.2	39.5	39.7

Summary of Consolidated Balance Sheet

(Unit: millions of yen)

	The 155th Fiscal Period (as of March 31, 2004)	The 156th Fiscal Period (as of March 31, 2005)
ASSETS		
Current assets	601,821	666,851
Fixed assets	587,272	573,185
Total assets	1,189,094	1,240,037
LIABILITIES		
Current liabilities	494,418	530,837
Long-term liabilities	200,035	192,457
Total liabilities	694,454	723,294
Minority Interests	25,018	24,888
STOCKHOLDERS' EQUITY		
Total stockholders' equity	469,621	491,855
Total liabilities, minority interests and stockholders' equity	1,189,094	1,240,037

Summary of Consolidated Statement of Income

(Unit: millions of yen)

	The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)	The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)
Net sales	1,749,110	1,910,469
Cost of sales	1,455,065	1,592,566
Gross profit	294,044	317,902
Selling, general and administrative expenses	247,356	260,299
Operating income	46,687	57,603
Other income	4,576	4,898
Other expense	4,123	3,236
Ordinary income	47,140	59,265
Extraordinary income	19,149	2,575
Extraordinary losses	7,526	6,911
Income before income taxes and minority interests	58,763	54,929
Corporate tax and other taxes	26,580	27,195
Minority interests	1,301	200
Net income	30,881	27,532

Summary of Consolidated Statement of Cash Flow

(Unit: millions of yen)

	The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)	The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)
Net cash provided by (used in) operating activities	35,829	14,681
Net cash provided by (used in) investing activities	9,881	-8,289
Net cash provided by (used in) financing activities	-51,508	1,006
Effect of exchange rate changes on cash and cash equivalents	-1,060	111
Net increase (decrease) in cash and cash equivalents	-6,857	7,510
Cash and cash equivalents at beginning of year	68,139	62,384
Net increase in cash and cash equivalents due to change of consolidated subsidiaries	1,102	6
Cash and cash equivalents at end of year	62,384	69,901

Industry Segments

(Unit: millions of yen)

		The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)	The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)
Advertising	Sales*	1,667,050	1,812,916
	Operating income	41,210	52,062
Other business	Sales*	82,059	97,553
	Operating income	2,789	2,915

Geographical Segments

(Unit: millions of yen)

		The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)	The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)
Japan	Sales*	1,634,024	1,791,010
	Operating income	45,999	56,728
Other countries	Sales*	115,085	119,459
	Operating income	677	829

*Sales towards external clients.

Non-Consolidated Financial Statements (for reference)

Summary of Balance Sheet

(Unit: millions of yen)

	The 155th Fiscal Period (as of March 31, 2004)	The 156th Fiscal Period (as of March 31, 2005)
ASSETS		
Current assets	501,299	548,320
Fixed assets	568,441	557,314
Total assets	1,069,741	1,105,635
LIABILITIES		
Current liabilities	461,044	495,818
Long-term liabilities	182,300	161,540
Total liabilities	643,344	657,359
STOCKHOLDERS' EQUITY		
Total stockholders' equity	426,396	448,276
Total liabilities and stockholders' equity	1,069,741	1,105,635

Summary of Statement of Income

(Unit: millions of yen)

	The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)	The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)
Net sales	1,402,533	1,531,939
Cost of sales	1,200,592	1,318,289
Gross profit	201,941	213,649
Selling, general and administrative expenses	166,965	171,932
Operating income	34,975	41,717
Other income	8,871	10,229
Other expenses	3,596	2,685
Ordinary income	40,249	49,261
Extraordinary income	17,676	2,358
Extraordinary loss	6,770	4,887
Income before income taxes	51,155	46,732
Corporate tax and other taxes	21,230	20,411
Net income	29,924	26,321
Retained earnings brought forward from the prior year	1,633	2,820
Reversal of land revaluation differences	-2,681	2,150
Interim dividends	673	1,347
Unappropriated retained earnings at end of year	28,203	29,944

Appropriation of Retained Earnings

(Unit: millions of yen)

	The 155th Fiscal Period	The 156th Fiscal Period
Unappropriated retained earnings for the year	28,203	29,944
Reversal of voluntary reserves	37,434	-
Reversal of reserve for retirement allowance	18,872	-
Reversal of reserve for doubtful accounts	18,561	-
Appropriated retained earnings	62,816	24,541
Dividends	673	2,695
(the 155th fiscal period: ordinary dividend of ¥500 per share)		
(the 156th fiscal period: ordinary dividend of ¥1,000 per share)		
Bonus for directors	42	46
(including bonus for Corporate Auditors)	(-)	(-)
Voluntary reserves		
Special reserve	62,100	21,800
Retained earnings brought forward to the next year	2,820	5,403

Introduction of "Investor Relations" in Dentsu's Website

Information featured on our renewed website is introduced.

English website: http://www.dentsu.com/ir/index.html

Outline of Dentsu

Corporate Name:	Kabushiki Kaisha Dentsu (Dentsu Inc. in English)
Corporate Heading:	8-1, Higashi-Shimbashi 1-chome, Minato-ku, Tokyo
Telephone Number:	03-6216-5111 (Main switchboard)
Date of Establishment:	July 1, 1901
Paid-in capital :	58,967,100,000 yen
Number of Employees:	5,803

Status of Shares

Total number of outstanding shares:	2,781,840 Shares
Total number of shareholders:	43,851 Shareholders

Major shareholders (10 largest shareholders)

Name of shareholder	Number of shares	Percentage (%)
Jiji Press, Ltd.	345,272	(12.41)
Kyodo News	294,888	(10.60)
Japan Trustee Services Bank, Ltd. (Account in Trust)	135,991	(4.89)
The Master Trust Bank of Japan (Account in Trust)	118,685	(4.27)
Dentsu Inc.	86,483	(3.11)
Dentsu Employees' Shareholding Association	72,462	(2.60)
Mizuho Trust Employee Pension Trust (Mizuho Corporate Bank Account) (Retrust Trustee: Asset Management Service Trust)	63,700	(2.29)
Yoshida Hideo Memorial Foundation	49,848	(1.79)
Mizuho Corporate Bank, Ltd.	46,500	(1.67)
Nippon Life Insurance Company	45,655	(1.64)

Breakdown by Type of Shareholders

Financial institutions:	23. 77%
Securities firms:	1.20%
Other domestic corporations:	33.55%
Foreign corporations (including foreign individuals):	12.95%
Individuals and others:	25.42%
Treasury stock:	3.11%

Officers

President and Chief Executive Officer	Tateo Mataki
Executive Vice President	Tetsu Nakamura
Executive Vice President	Ko Matsumoto
Executive Vice President	Tatsuyoshi Takashima
Senior Managing Director	Isao Maruyama
Senior Managing Director	Takehiko Kimura
Senior Managing Director	Hiromori Hayashi
Managing Director	Kimiharu Matsuda
Managing Director	Michio Niiyama
Managing Director	Haruyuki Takahashi
Managing Director	Ryuichi Mori
Managing Director	Itsuma Wakasugi
Executive Director	Setsuo Kamai
Executive Director	Kunihiko Tainaka
Executive Director	Jun Sakakibara
Executive Director	Toyohiko Yamanouchi
Senior Corporate Auditor	Hitoshi Hanatsuka
Senior Corporate Auditor	Kojiro Takahashi
Corporate Auditor	Haruo Shimada
Corporate Auditor	Yasuchika Negoro
Corporate Auditor	Yoshiharu Mani

Shareholder Notes

Fiscal Term:	March 31
Record Date for Shareholders to Receive Dividends:	March 31
Record Date for Shareholders to Receive Interim Dividends:	September 30
Transfer Agent:	The Mitsubishi Trust and Banking Corporation, Limited
Share Handling Office:	Stock Transfer Department The Mitsubishi Trust and Banking Corporation, Limited 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212
Inquiries:	Stock Transfer Department The Mitsubishi Trust and Banking Corporation, Limited 7-7, Nishi-ikebukuro 1-chome, Toshima-ku, Tokyo, 171-8508 Telephone Number: 0120-707-696 (Toll-free)
Transfer Offices:	Each branch office of The Mitsubishi Trust and Banking Corporation, Limited
Newspaper for Public Notice:	Nihon Keizai Shimbun

(Summary English Translation)

Attachment to Notice of Convocation of the 156th Ordinary General Meeting of Shareholders

REPORT ON OPERATIONS AND OTHER FINANCIAL STATEMENTS

For the period from April 1, 2004 through March 31, 2005

REPORT ON OPERATIONS

1. SUMMARY OF OPERATIONS

Business developments and results of the Company for the fiscal year ended March 31, 2005, future business strategies and business results and financial position in recent years are mentioned.

2. SUMMARY OF THE COMPANY

Information relating to principal businesses, principal offices, shares, major shareholders, treasury stock, stock acquisition rights, employees, business combinations, principal correspondent banks, Directors and Corporate Auditors of the Company, remunerations paid to them and remunerations etc. payable to Accounting Auditors are mentioned.

3. MATERIAL FACTS ON THE COMPANY AFTER THE FISCAL TERM

N/A

Balance Sheet

As of March 31, 2005

(Unit: ¥ millions of yen)

Assets	
Current assets	548,320
Cash and time deposits	50,167
Notes receivable	24,560
Accounts receivable	383,637
Securities	149
Works	2,100
Work in process	17,859
Supplies	212
Advance payments	26,147
Prepaid expenses	216
Short-term loans	33,153
Deferred tax assets	9,185
Other current assets	2,034
Allowance for doubtful accounts	-1,104
Fixed assets	557,314
Property, plant and equipment	250,261
Buildings	85,180
Structures	2,274
Vessels	1
Vehicles	50
Equipment	4,548
Land	158,205
Intangible assets	21,637
Leasehold	6
Software	21,426
Utility rights	4
Telephone rights	200
Investments and other assets	285,416
Investments securities	64,223
Investments in affiliated companies	180,350
Other securities of affiliated companies	9,369

Investments in capital	769
Membership rights	3,432
Long-term loans	1,217
Guarantee deposit	1,247
Claims in bankruptcy	728
Long-term prepaid expenses	669
Deferred tax assets	24,084
Other investments and assets	3,234
Allowance for doubtful accounts	-1,376
Allowance for investment losses	-2,535
Total assets	**1,105,635**

Liabilities	
Current liabilities	495,818
Notes payable	44,220
Accounts payable	338,813
Short-term debt	34,693
Current portion of long-term debt	19,432
Other payable	10,315
Accrued expenses	17,028
Income tax payable	13,734
Advances by customers	13,396
Deposits payable	1,189
Other current liabilities	2,994
Long-term liabilities	161,540
Long-term loans payable	96,430
Long-term other payable	898
Long-term deposits received	2,970
Reserve for retirement benefits for employees under a new accounting standard	56,110
Accrued retirement benefits for directors	1,979
Deferred tax liabilities for land revaluation	3,152
Total liabilities	**657,359**

Stockholders' equity	
Common stock	58,967
Capital surplus	55,358
Additional paid-in capital	55,358
Retained earnings	332,767
Earned surplus reserve	722
Voluntary reserves	302,100
Special reserve	302,100
Unappropriated retained earnings of the year	29,944
Land revaluation account	4,535
Net unrealized gains on securities	12,090
Treasury Stock	-15,443
Total stockholders' equity	**448,276**
Total liabilities and stockholders' equity	**1,105,635**

Statement of Income
(April 1, 2004 - March 31, 2005)

(Unit: ¥ millions of yen)

Ordinary income and loss		
Operating income		
Operating revenues		
Net sales		1,531,939
Operating expenses		
Cost of sales	1,318,289	
Selling, general and administrative expenses	171,932	1,490,222
Operating income		41,717
Other income and loss		
Other income		
Interest income and dividend income	5,572	
Rental charge	3,461	
Miscellaneous income	1,195	10,229
Other expense		
Interest expense	2,070	
Provision for allowance for doubtful accounts	30	
Loss from investments in investment consortiums	261	
Miscellaneous loss	323	2,685
Ordinary income		49,261
Extraordinary income and loss		
Extraordinary income		
Gain on sales of fixed assets	1,065	
Gain on sales of investment securities	1,098	
Gain on distribution of residual properies of affiliated companies	66	
Gain on partial refund of retirement allowance	67	
Other	59	2,358
Extraordinary loss		
Loss on sales of fixed assets	608	
Loss on disposal of fixed assets	417	
Loss on sales of investment securities	62	
Revaluation loss on investment securities	378	
Revaluation loss on stocks of affiliated companies	494	
Loss on liquidation of affiliated companies	25	
Loss on sales of memberships	45	
Revaluation loss on memberships	13	

Special retirement benefits	305	
Provision for allowance for investment loss	2,535	
Other	2	4,887
Income before income taxes		46,732
Corporate tax, inhabitant tax and business tax	22,211	
Deffered income taxes	-1,800	20,411
Net income		26,321
Retained earnings brought forward from the prior year		2,820
Reversal of land revaluation differences		2,150
Interim dividends		1,347
Unappropriated retained earnings at end of year		29,944

Proposed Statement of Appropriation of Retained Earnings

(Unit: ¥)

Unappropriated retained earnings at the end of year		29,944,990,180
We will appropriate this amount as follows:		
Dividend income (¥1,000 per share)	2,695,356,640	
Directors' bonus	46,200,000	
Special reserves	21,800,000,000	24,541,556,640
Retained earnings brought forward to the following year		5,403,433,540

(Note 1) On December 10, 2004, the Company distributed ¥1,347,679,020 as an interim dividend (¥500 per share). The interim dividend was not paid on the 86,481.96 shares of treasury stock.

(Note 2) Dividends will not be paid on 86,483.36 shares of treasury stock.

Audit Report by Accounting Auditors (Duplicate)

Independent Auditor's Report

May 11, 2005

The Board of Directors
Dentsu Inc.

We have audited the balance sheet, the statement of income, the report on operations (but only in respect of the parts relating to accounting) and the proposed statement of appropriation of retained earnings and supplementary statements (but only in respect of the parts relating to accounting) for the 156th fiscal year from April 1, 2004 to March 31, 2005 of Dentsu Inc. in accordance with the provision of Item 1 of Article 2 of 'Law relating to Exceptions of the Commercial Code relating to Audits, etc. of Corporations'. The parts of the report on operations and the supplementary statements that were the subject of the audit were those parts that were based on the records in the accounting ledgers. The report on operations and the supplementary statements relating to accounting are the responsibility of the Company's management. Our responsibility is to express an opinion on the report on operations and the supplementary statements from an independent standpoint.

We have carried out the audit procedures which should normally be conducted in compliance with the audit standards generally accepted as fair and appropriate in Japan. Such audit standards require that we obtain reasonable assurance that the financial statements and supplementary statements relating to accounting are free of material misstatement. An audit includes examining the indications on the financial statements and supplementary statements as a whole, on a test basis, assessing the accounting principles applied by the management and its method of application, and the projections of management. We believe that we have acquired a reasonable basis for expressing our opinion as a result of our audit. This audit included audits of subsidiaries that we deemed necessary to carry out.

However, out of the matters indicated in the report on operations, the parts relating to accounting for and before the 155th fiscal year is audited by the predecessor auditors.

As a result of this audit, we have the following opinions.

(1) We certify that the balance sheet and the statement of income fairly represent the properties and the profit and loss of the Company in accordance with the law and the Company's Articles of Incorporation.

(2) We certify that the matters indicated in the report on operations (but only in respect of the parts relating to accounting for the 156th fiscal year) fairly represents the state of the Company in accordance with the law and the Company's Articles of Incorporation.

(3) We certify that the proposed statement of appropriation of retained earnings is in compliance with the law and the Company's Articles of Incorporation.

(4) There are no matters in the parts of the supplementary statements relating to accounting that should be pointed out pursuant to the provisions of the Commercial Code.

There is no relationship between the Company and the auditor or the managing partners that should be mentioned pursuant to the provisions of the Law of Certified Public Accountants.

Deloitte Touche Tohmatsu

Certified Public Accountants
[Hirotake Abe] (Seal)
Managing Partner, Designated Partner
and Certified Public Accountant

	[Hiroshi Watanabe] (Seal) Managing Partner, Designated Partner and Certified Public Accountant [Takashi Nagata] Managing Partner, Designated Partner and Certified Public Accountant [Tsutomu Hirose] Managing Partner, Designated Partner and Certified Public Accountant

Audit Report of the Board of Corporate Auditors (Duplicate)

Audit Report

This Board of Corporate Auditors received from each Corporate Auditor a report of the methods and results of the audit relating to the Directors' execution of duties during the 156th fiscal year from April 1, 2004 to March 31, 2005 and upon deliberation, prepared this audit report as an unanimous opinion of all of the Corporate Auditors.

1. Summary of the methods of the audit by the Corporate Auditors

In order that the Company may be soundly and lawfully managed, each Corporate Auditor audited the duties of the Directors pursuant to the auditing policies and allocation of activities determined by the Board of Corporate Auditors.

(1) We attended meetings of the Board of Directors and other important meetings, asked Directors and executive officers, etc. of their execution of duty, perused important documents, etc., received reports regularly from internal auditing sections and legal sections, etc. and inspected the condition of the Company's business affairs including the Company's internal control systems such as the law compliance system and the risk management system, and properties.

(2) From the standpoint of auditing the group companies, we attended the group's management meetings etc. and exchanged information and opinions with the corporate auditors of important subsidiaries etc. Furthermore, when necessary, we went out to principal subsidiaries, and received explanations about circumstances of such subsidiaries etc. and exchanged opinions.

(3) We monitored the independency of the accounting auditors, requested the accounting auditors to provide reports and explanations from time to time, and examined accounting documents and supplementary statements.

(4) With respect to matters such as competing transactions by Directors as provided for in Item 1 of Article 133 of the enforcement regulations of the Commercial Code, transactions where a conflict of interest between the Company and a Director exists, benefits provided by the Company without charge, unusual transactions with subsidiaries or shareholders and the acquisition and disposal of treasury stock, in addition to the above auditing methods, we requested Directors, etc. to submit reports, requested Directors to submit "Confirmation letters regarding performance of business of Directors" and inspected the circumstances of these transactions in detail as necessary.

2. Result of the audit

(1) We certify that the methods and results of the audit by Deloitte Touche Tohmatsu are reasonable.

(2) We certify that the report on operations fairly represents the state of the Company in compliance with the law and the Company's Articles of Incorporation.

(3) We certify that there are no matters that should be pointed out in the agendum relating to the proposed appropriation of retained earnings in light of the situation of the properties of the Company and other matters.

(4) We certify that the supplementary statements fairly represent the matters that should be mentioned and that there are no matters that should be pointed out.

(5) With respect to the Directors' execution of duties, including matters relating to subsidiaries, we certify that there are no significant unfair practices or violations of the law or the Company's Articles of Incorporation.

(6) We certify that there are no violations of the duties of the Directors in respect of such matters as competing transactions by Directors, transactions where a conflict of interest between the Company and Directors exists, benefits provided by the Company without charge, unusual transactions with subsidiaries or shareholders and the acquisition and the disposal of treasury stock.

(7) We certify that there are no matters that should be pointed out in the Directors' execution of duties regarding the internal control systems.

May 13, 2005

The Board of Corporate Auditors of Dentsu Inc.

Statutory Corporate Auditor	Hitoshi Hanatsuka (Seal)
Statutory Corporate Auditor	Kojiro Takahashi (Seal)
Corporate Auditor	Haruo Shimada (Seal)

	Corporate Auditor	Yasuchika Negoro (Seal)
	Corporate Auditor	Yoshiharu Mani (Seal)

(Note) Corporate Auditors Mr. Haruo Shimada, Mr. Yasuchika Negoro and Mr. Yoshiharu Mani are external Corporate Auditors as provided in Item 1 of Article 18 of the law relating to exceptions of the Commercial Code relating to audits, etc., of corporations.

Consolidated Balance Sheet

As of March 31, 2005

(Unit: ¥ millions of yen)

Assets	
Current assets	666,851
Cash and time deposits	74,072
Trade receivables	482,507
Securities	2,325
Inventories	55,859
Advance payments	33,969
Short-term loans	142
Deferred tax assets	13,971
Other current assets	6,012
Allowance for doubtful accounts	-2,008
Fixed assets	573,185
Property, plant and equipment	269,207
Buildings and structures	101,424
Land	160,513
Other	7,269
Intangible assets	38,737
Software	21,353
Consolidation goodwill	15,236
Other	2,147
Investments and other assets	265,241
Investments securities	216,112
Long-term loans	1,316
Deferred tax assets	29,230
Other investments and other assets	21,959
Allowance for doubtful accounts	-1,837
Allowance for possible investment losses	-1,540
Total assets	**1,240,037**

Liabilities	
Current liabilities	530,837
Notes payable	399,743
Short-term debt	25,334
Current portion of long-term debt	19,442
Accrued expenses	27,677
Income tax payable	18,082
Deferred tax liabilities	0
Allowance for sales returns	832
Other current liabilities	39,723
Long-term liabilities	192,457
Long-term debt	109,175
Deferred tax liabilities	1,392
Deferred tax liabilities for land revaluation	3,152
Reserve for retirement benefits for employees	70,001
Accrued retirement benefits for directors	2,968
Other long-term liabilities	5,765
Total liabilities	**723,294**
Minority Interests	**24,888**
Stockholders' equity	
Common stock	58,967
Capital surplus	55,358
Retained earnings	383,657
Land revaluation account	4,535
Net unrealized gains on securities	12,516
Foreign currency translation adjustments	-7,737
Treasury Stock	-15,443
Total stockholders' equity	**491,855**
Total liabilities, minority interests and stockholders' equity	**1,240,037**

Consolidated Statement of Income

(April 1, 2004 - March 31, 2005)

(Unit: ¥ millions of yen)

Operating income and loss		
Operating income		
Operating revenues		
Net sales		1,910,469
Operating expenses		
Cost of sales	1,592,566	
Selling, general and administrative expenses	260,299	1,852,866
Operating income		57,603
Other income and loss		
Other income		
Interest income	436	
Dividend income	1,558	
Rental charge	414	
Foreign exchange gains	403	
Equity in income of affiliated companies	800	
Other	1,285	4,898
Other expense		
Interest expense	2,405	
Provision for allowance for doubtful accounts	38	
Loss from investments in investment consortiums	306	
Other	487	3,236
Ordinary income		59,265
Extraordinary income and loss		
Extraordinary income		
Gain on sales of fixed assets	1,078	
Gain on sales of investment securities	1,103	
Gain on sales of stocks of affiliated companies	45	
Gain on partial refund of retirement allowance	72	
Other	274	2,575
Extraordinary loss		
Loss on sales of fixed assets	652	
Loss on disposal of fixed assets	655	
Loss on sales of investment securities	62	
Revaluation loss on investment securities	505	
Revaluation loss on stocks of affiliated companies	289	
Provision for possible investment losses	1,540	

Expenses related to office relocation	933	
Special retirement benefits	858	
Other	1,413	6,911
Income before income taxes and minority interests		54,929
Corporate tax, inhabitant tax and business tax	27,942	
Deferred income taxes	-746	27,195
Minority interests		200
Net income		27,532

Audit Report on consolidated financial statements by Accounting Auditors (Duplicate)

Independent Auditor's Report

May 19, 2005

The Board of Directors
Dentsu Inc.

We have audited the consolidated balance sheet and the consolidated statement of income for the 156th fiscal year from April 1, 2004 to March 31, 2005 of Dentsu Inc. in accordance with the provision of Item 3 of Article 19-2 of 'Law relating to Exceptions of the Commercial Code relating to Audits, etc. of Corporations'. The consolidated financial statements are the responsibility of the Company's management and our responsibility is to express an opinion on the consolidated financial statements from an independent standpoint.

We have carried out the audit procedures which should normally be conducted in compliance with the audit standards generally accepted as fair and appropriate in Japan. Such audit standards require that we obtain reasonable assurance that the consolidated financial statements are free of material misstatement. An audit includes examining the indications on the consolidated financial statements as a whole, on a test basis, assessing the accounting principles applied by the management and its method of application, and the projections of management. We believe that we have acquired a reasonable basis for expressing our opinion as a result of our audit. This audit included audits of subsidiaries or consolidated subsidiaries that we deemed necessary to carry out.

As a result of this audit, we certify that the aforesaid consolidated financial statements fairly represent the properties and the profit and loss of a corporate group composed of Dentsu Inc. and its consolidated subsidiaries etc. in accordance with the law and the Company's Articles of Incorporation.

There is no relationship between the Company and the auditor or the managing partners that should be mentioned pursuant to the provisions of the Law of Certified Public Accountants.

Deloitte Touche Tohmatsu

Certified Public Accountants
Hirotake Abe (Seal)
Managing Partner, Designated Partner
and Certified Public Accountant
Keiji Watanabe (Seal)
Managing Partner, Designated Partner
and Certified Public Accountant
Takashi Nagata
Managing Partner, Designated Partner
and Certified Public Accountant
Tsutomu Hirose
Managing Partner, Designated Partner
and Certified Public Accountant

Audit Report on consolidated financial statements of the Board of Corporate Auditors (Duplicate)

Audit Report

This Board of Corporate Auditors received from each Corporate Auditor a report of the methods and results of the consolidated financial statements (i.e., the consolidated balance sheet and consolidated statement of income) for the 156th fiscal year from April 1, 2004 to March 31, 2005 and upon deliberation, prepared this audit report as an unanimous opinion.

1. Summary of the methods of the audit by the Corporate Auditors

Upon receiving reports and explanations from the Directors and Accounting Auditors, each Corporate Auditor audited pursuant to the auditing policies and allocation of activities determined by the Board of Corporate Auditors.

2. Result of the audit

We certify that the methods and results of the audit by Deloitte Touche Tohmatsu are reasonable.

May 24, 2005

The Board of Corporate Auditors of Dentsu Inc.

Statutory Corporate Auditor	Hitoshi Hanatsuka (Seal)
Statutory Corporate Auditor	Kojiro Takahashi (Seal)
Corporate Auditor	Haruo Shimada (Seal)
Corporate Auditor	Yasuchika Negoro (Seal)
Corporate Auditor	Yoshiharu Mani (Seal)

(Note) Corporate Auditors Mr. Haruo Shimada, Mr. Yasuchika Negoro and Mr. Yoshiharu Mani are external Corporate Auditors as provided in Item 1 of Article 18 of the law relating to exceptions of the Commercial Code relating to audits, etc., of corporations.

(for reference)

Summary of Balance Sheet Compared to the Previous Year

(Unit: millions of yen)

	The 155th Fiscal Period (as of March 31, 2004)	The 156th Fiscal Period (as of March 31, 2005)	Increased / Decreased Amount
Current assets	501,299	548,320	47,021
Fixed assets	568,441	557,314	-11,127
Property, plant and equipment	261,437	250,261	-11,176
Intangible assets	19,091	21,637	2,546
Investments and other assets	287,912	285,416	-2,496
Total assets	1,069,741	1,105,635	35,894
Current liabilities	461,044	495,818	34,774
Long-term liabilities	182,300	161,540	-20,759
Total liabilities	643,344	657,359	14,015
Common stock	58,967	58,967	-
Capital surplus	55,358	55,358	-
Retained earnings	306,359	332,767	26,407
Land revaluation account	6,686	4,535	-2,150
Net unrealized gains on securities	14,466	12,090	-2,376
Treasury stock	-15,442	-15,443	-0
Total stockholders' equity	426,396	448,276	21,879
Total liabilities and stockholders' equity	1,069,741	1,105,635	35,894

Summary of Statement of Income Compared to the Previous Year

(Unit: millions of yen)

	The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)	The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)	Increased / Decreased Amount
Net sales	1,402,533	1,531,939	129,405
Cost of sales	1,200,592	1,318,289	117,697
Gross profit	201,941	213,649	11,708
Selling, general and administrative expenses	166,965	171,932	4,966
Operating income	34,975	41,717	6,741
Other income	8,871	10,229	1,358
Other expense	3,596	2,685	-911
Ordinary income	40,249	49,261	9,011
Extraordinary income	17,676	2,358	-15,317
Extraordinary loss	6,770	4,887	-1,882
Income before income taxes	51,155	46,732	-4,423
Corporate tax and other taxes	21,230	20,411	-819
Net income	29,924	26,321	-3,603
Retained earnings brought forward from the prior-year	1,633	2,820	1,187
Reversal of land revaluation differences	-2,681	2,150	4,832
Interim dividends	673	1,347	673
Unappropriated retained earnings at end of year	28,203	29,944	1,741

Summary of Consolidated Balance Sheet

(Unit: millions of yen)

	The 155th Fiscal Period (as of March 31, 2004)	The 156th Fiscal Period (as of March 31, 2005)	Increased / Decreased Amount
Current assets	601,821	666,851	65,030
Fixed assets	587,272	573,185	-14,086
Property, plant and equipment	280,345	269,207	-11,138
Intangible assets	37,799	38,737	938
Investments and other assets	269,127	265,241	-3,885
Total assets	1,189,094	1,240,037	50,943
Current liabilities	494,418	530,837	36,418
Long-term liabilities	200,035	192,457	-7,578
Total liabilities	694,454	723,294	28,840
Minority Interests	25,018	24,888	-130
Common Stock	58,967	58,967	-
Capital surplus	55,358	55,358	-
Retained earnings	356,109	383,657	27,548
Land revaluation account	6,686	4,535	-2,150
Net unrealized gains on securities	14,622	12,516	-2,105
Foreign currency translation adjustments	-6,680	-7,737	-1,057
Treasury stock	-15,442	-15,443	-0
Total stockholders' equity	469,621	491,855	22,233
Total liabilities, minority interests and stockholders' equity	1,189,094	1,240,037	50,943

Summary of Consolidated Statement of Income

(Unit: millions of yen)

	The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)	The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)	Increased / Decreased Amount
Net sales	1,749,110	1,910,469	161,359
Cost of sales	1,455,065	1,592,566	137,500
Gross profit	294,044	317,902	23,858
Selling, general and administrative expenses	247,356	260,299	12,942
Operating income	46,687	57,603	10,915
Other income	4,576	4,898	322
Other expense	4,123	3,236	-886
Ordinary income	47,140	59,265	12,124
Extraordinary income	19,149	2,575	-16,574
Extraordinary loss	7,526	6,911	-614
Income before income taxes and minority interests	58,763	54,929	-3,834
Corporate tax and other taxes	26,580	27,195	615
Minority interests	1,301	200	-1,100
Net income	30,881	27,532	-3,348

(for reference)

Breakdown by Type of Shareholders

Breakdown of number of shares held by type of shareholders

	Number of shareholders	Number of shares held
Financial institutions:	119	661,137
Securities firms:	31	33,295
Other domestic corporations:	593	933,275
Foreign corporations (including foreign individuals):	299	360,386
Individuals and others:	42,808	707,263
Treasury stock:	1	86,483
Total	43,851	3,781,840

Distribution ratio of shares by type of shareholders

Financial institutions:	23. 77%
Securities firms:	1.20%
Other domestic corporations:	33.55%
Foreign corporations (including foreign individuals):	12.95%
Individuals and others:	25.42%
Treasury stock:	3.11%

(Summary English Translation)

June 9, 2005

TO OUR SHAREHOLDERS:

Dentsu Inc.
8-1, Higashi-Shimbashi 1-chome,
Minato-ku
Tokyo, Japan

Tateo Mataki
President and Chief Executive Officer

Notice of Convocation of the 156th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 156th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN EITHER MANNER SET FORTH BELOW. UPON EXAMINING THE ATTACHED REFERENCE MATERIALS, PLEASE EXERCISE YOUR VOTING RIGHTS.

[IN WRITING]

PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US SO THAT IT WILL REACH US BY THE PRECEDING DAY OF THE MEETING OF SHAREHOLDERS (TUESDAY, JUNE 28, 2005).

[VIA INTERNET]

UPON REVIEWING THE ENCLOSED "INFORMATION ON EXERCISING VOTING RIGHTS VIA THE INTERNET", PLEASE ACCESS TO THE INTERNET SITE FOR THE EXERCISE OF VOTING RIGHTS (https://www.mtb-daiko.jp) AND FOLLOWING THE GUIDANCE ON THE SCREEN, ENTER YOUR VOTES BY THE PRECEDING DAY OF THE MEETING OF SHAREHOLDERS (TUESDAY, JUNE 28, 2005).

Particulars

(1) Date: 10:00 a.m., Wednesday, June 29, 2005

(2) Place: Goshiki 2F, Goshiki hall of Akasaka Prince Hotel, located at 1-2, Kioi-cho, Chiyoda-ku, Tokyo, Japan

(3) Purpose of Meeting:

Matters to be reported:

1. Report on Operations, Balance Sheet and Statement of Income for the 156th fiscal year from April 1, 2004 to March 31, 2005.

2. Consolidated Balance Sheet and Consolidated Statement of Income, and auditing results of Consolidated Statements audited by Accounting Auditors and the Board of Corporate Auditors, for the 156th fiscal year from April 1, 2004 to March 31, 2005.

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 156th fiscal year

Agendum No. 2: Election of sixteen Directors

* * * * * * * * * *

If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and present it to the receptionist at the place of the Meeting.

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. Total number of voting rights owned by all shareholders

2,694,738 shares

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 156th fiscal year

The content of the proposed agendum is set forth in the "Proposed Statement of Appropriation of Retained Earnings" in the attachment hereto.

Agendum No. 2: Election of sixteen Directors

Name, brief personal history and status as representative for other companies of, and number of the Company's shares owned by, the candidate are mentioned.